August 29, 2005

Michele M. Anderson, Esq.

Legal Branch Chief

Division of Corporation Finance

Albert Pappas, Esq.

Staff Attorney

Division of Corporation Finance

Sondra Stokes

Associate Chief Accountant

Division of Corporation Finance

Kyle Moffatt

Accounting Branch Chief

Division of Corporation Finance

Sharon Virga

Senior Staff Accountant

Division of Corporation Finance

Dean Suehiro

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc., Form S-4–File No.333-124008

Dear Ms. Anderson, Mr. Pappas, Ms. Stokes, Mr. Moffatt, Ms. Virga and Mr. Suehiro:

Thank you for taking the time to talk with us on Friday about the registration statement on Form S-4 (the “S-4”) of Verizon Communications Inc. (“Verizon”). As you kindly suggested, on behalf of Verizon and MCI, Inc. (“MCI”), we are enclosing for your review revised disclosure responsive to the comments you raised in Friday’s discussion.

We have enclosed two sets of revised S-4 disclosure, one of which has been marked to indicate changes from the S-4 pages supplementally furnished to you on August 25, 2005 and one of which has been marked to indicate changes from Amendment No. 5 to the S-4 filed on August 15, 2005.

August 29, 2005

As requested, beginning on page 138, we have revised our pro forma disclosure to include two sets of pro forma financial presentations, one of which reflects no downward purchase price adjustment and the other of which reflects a downward purchase price adjustment of $20.40. In the summary on page 21 and in the introduction to the pro forma financial presentations beginning on page 138, we have clarified that the pro forma financial presentations do not reflect our best estimate of the merger consideration an MCI stockholder should expect to receive, but rather reflect the minimum and maximum merger consideration that an MCI stockholder may receive in connection with the merger. In the introduction to the pro forma financial presentations (and summary), we have also explained that we have not included pro forma financial presentations reflecting the maximum of MCI’s estimated range of the downward purchase price adjustment of $0.21 per MCI share because Verizon has not prepared its own estimate of the specified liabilities or verified MCI’s estimate. In addition, we have disclosed that the estimate that MCI has prepared is intended to provide MCI’s stockholders with an indication of its current estimate of the range of a potential downward purchase price adjustment. We have clarified that it is for this reason that Verizon has used a zero purchase price adjustment for the specified liabilities in preparing the pro forma financial presentations.

We have revised Note 2 to the pro forma financial presentations reflecting no downward purchase price adjustment beginning on page 146 to add disclosure (formerly contained in the pro forma financial presentations reflecting a downward purchase price adjustment of MCI’s estimate of $0.21 per MCI share) regarding the $0.21 maximum of MCI’s estimated range and to incorporate revised sensitivity analysis tables. The sensitivity analyses have been expanded to include columns illustrating the effect on accrued liabilities, the effect on shareowners’ investment and basic per share effect. We have included accompanying disclosure on page 146 explaining the significance of the $0.77 and $1.33 adjustment amounts used in the sensitivity analysis tables, by stating that these amounts represent the applicable per share adjustment if the specified liabilities were 10% and 20% higher than those which would give rise to a $0.21 adjustment to the purchase price.

In accordance with our conversation, the pro forma effect of the downward purchase price adjustment on expenses and accrued liabilities is now calculated based on 329.7 million outstanding shares of MCI common stock and, as appropriate, other changes throughout the pro forma financial presentations have been made to give effect to this assumption.

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August 29, 2005

We appreciate the opportunity to furnish the accompanying revised disclosure in advance of filing Amendment No. 6 to the S-4. If you would like to discuss the accompanying revised disclosure, or if you would like to discuss any other matters, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6281 or Phillip Mills of Davis Polk & Wardwell at (212) 450-4618. For accounting matters relating to Verizon, please contact Mark Kearns at (212) 395-1511 and for accounting matters relating to MCI, please contact Gregory Fink at (703) 886-5044.

Very truly yours,

/s/ Jeffrey J. Rosen
Jeffrey J. Rosen

Enclosures

cc.:	Marianne Drost, Esq., Verizon Communications Inc.
Anastasia Kelly, Esq., MCI, Inc.
Phillip Mills, Esq., Davis Polk & Wardwell
Michael Kaplan, Esq., Davis Polk & Wardwell

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